Steinhoff

International Holdings Limited

Registration No: 1998/003951/06
VAT No: 4060175934

28, 6th Street, Wynberg
SANDTON

P.O. Box 1955
BRAMLEY
2018

Tel: +27 (11) 445 3000
Fax: +27 (11) 445 3094/99/3135

SUPPL

27 November 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission [redacted]
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find copies of public announcements in respect of :

1. BCM Acquisition becomes unconditional (06 November 2007); and

2. Dealing in securities by directors (15/11/2007).

made through the news service of the JSE Limited for your records.

Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

SHF - Steinhoff - BCM acquisition becomes unconditional
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1998/003951/06)
Ordinary share code: "SHF"
ISIN: ZAE000016176
("Steinhoff")

BCM ACQUISITION BECOMES UNCONDITIONAL

Further to the related reference under "Corporate Activity" in the results announcement of Steinhoff dated 10 September 2007, shareholders are advised that the acquisition by Steinhoff Africa Holdings (Pty) Limited, or its nominated subsidiary, of the businesses from Geros Beteiligungs AG ("Geros"), excluding Buffalo Textiles (Pty) limited, has now become unconditional. The net purchase consideration amounts to R120,8 million and have been satisfied by the allotment and issue of 5 139 902 new Steinhoff shares at an issue price of 2351 cps ("the issue price").

Geros is ultimately controlled by Mr CE Daun, a non-executive director of Steinhoff. All of the 3 801 605 Steinhoff shares accruing to Geros under this transaction have been placed as a vendor consideration placing with non-resident investors for cash at the issue price.

A listing for all of the consideration shares have been granted on the JSE Limited with effect from 06 November 2007.

Wynberg, Sandton
6 November 2007
Sponsor - PSG Capital (Pty) Ltd

Date: 06/11/2007 12:22:01 Produced by the JSE SENS Department.

2007-11-06 12:22:01 *Source: JSE News Service (SENS)*

SHF - Steinhoff International Holdings - Dealing in securities by directors
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1998/003951/06)
Ordinary share code: "SHF"
ISIN: ZAE000016176
("Steinhoff")
Dealing in securities by directors
In compliance with paragraph 3.63 of the Listings Requirements of the JSE Limited, shareholders are advised that a consortium of directors of Steinhoff and a director of a material subsidiary of Steinhoff, have settled and closed out on 14 November 2007 Single Stock Futures contracts ("SSF") in respect of ordinary shares in Steinhoff, and have at the same time, as indicated below, exercised their rights to take transfer of the number of ordinary shares referred to by purchasing the underlying shares concerned.
Details of the number of SSF's settled and closed out and the underlying shares purchased, in all instances held or to be held indirect beneficially, are:

Director	SSF settled and closed out in respect of the number of SHF shares:	Steinhoff Shares purchased:	Price per share (cents)	Total consideration paid (R)
du Plessis, Johannes Nicolaas Stephanus (Alternate)	250 000	-	-	-
Ferreira, Hendrik Johan Karel (Alternate)	1 500 000	1 500 000	2 025	30 373 350
Grobler, Stephanus Johannes (Company Secretary and Alternate)	1 500 000	1 500 000	2 025	30 373 350
Grove, Karel Johan	1 500 000	-	-	-
Jooste, Markus Johannes	12 075 400	12 075 400	2 025	244 513 567
Nel, Fredrik Johannes	1 500 000	1 500 000	2 025	30 373 350
Bruno Ewald Steinhoff	-	1 750 000	2 025	35 435 575
van der Merwe, Daniel Maree	2 000 000	2 000 000	2 025	40 497 800
Material subsidiary:				
Odendaal, Hein	1 000 000	1 000 000	2 025	20,248 900
	21 325 400	21 325 400		431 815 892

Clearance was given in terms of paragraph 3.66 of the Listing Requirements on 14 November 2007.
By Order of the Board
SJ GROBLER
COMPANY SECRETARY
15 November 2007
Sponsor - PSG Capital (Pty) Limited
Date: 15/11/2007 11:58:18 Produced by the JSE SENS Department.

2007-11-15 11:58:18 *Source: JSE News Service (SENS)*

END